

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Luis Carlos Ung
Chief Executive Officer
Alphega Innovations Corporation
30 N Gould St., Ste R
Sheridan, WY 82801

> **Re: Alphega Innovations Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 17, 2025**
> **File No. 333-286526**

Dear Luis Carlos Ung:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2025 letter.

Amendment No. 2 to Form S-1

Financial Statements, page 31

1. Provide updated interim period financial statements pursuant to Rule 8-08 of Regulation S-X in the next amendment to your Form S-1.

Exhibits

2. We reissue prior comment 9, as we are unable to find any revisions in your amendment that addresses our comment regarding a description of your patents and technologies pursuant to the Locus Social Inc. License Agreement and the filing of Appendix A to Exhibit 10.1.

3. Please have TAAD LLP correct the date of their report referenced in their consent filed as Exhibit 23.1.

Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner, Esq.